SEC FILE NUMBER 001-15256
CUSIP NUMBER 670851 500 670851 401

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Oi S.A.

Full Name of Registrant

N/A

Former Name if Applicable

Rua Humberto de Campos, 425

Address of Principal Executive Office (Street and Number)

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has published its audited financial statements prepared in accordance with Brazilian generally accepted accounting principles (“Brazilian GAAP”) for the year ended December 31, 2015 (the “Brazilian Financial Statements”), and filed these financial statements with the Brazilian Securities and Exchange Commission – CVM (Comissão de Valores Mobiliários) on March 24, 2016. The Registrant has decided to adopt U.S generally accepted accounting principles (“U.S. GAAP”) for its financial reporting in filings made with the U.S. Securities and Exchange Commission, but the Registrant misjudged the amount of time required for the preparation of its financial statements prepared under U.S. GAAP for the year ended December 31, 2015 (the “U.S. Financial Statements”). As a result, the Registrant is not in a position to complete the U.S. Financial Statements without unreasonable effort and expense prior to the due date for the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2015.

The Registrant announced on March 9, 2016 that it had retained PJT Partners as financial advisor to assist the Registrant in assessing financial and strategic alternatives to optimize its liquidity and debt profile. Following this, on April 25, 2016, the Registrant announced that it has entered into a customary non-disclosure agreement with an advisor to a diverse ad hoc group of holders of the bonds issued by the Registrant and certain of its affiliated companies as an initial step toward discussions regarding the terms of a potential restructuring. The audited Brazilian Financial Statements have been prepared assuming that the Registrant will continue as a going concern, based on its cash flow projections. The projections that are used by the Registrant depend on factors such as attainment of traffic volume targets, customer base, launching of bundled products attractive to customers, service sales prices, foreign exchange fluctuation, and the success of the efforts to identify and implement financial and strategic alternatives to optimize the Registrant’s liquidity and debt profile. Should one or more of the assumptions considered not be met, this could be an indication of material uncertainties that would generate doubts as to the Registrant’s ability to realize its assets and discharge its obligations at their carrying amounts. The independent registered public accounting firm of the Registrant included an emphasis in its report to the Registrant’s Brazilian Financial Statements related to the going concern of the Registrant. The Registrant expects that the report of its independent registered public accounting firm on the Registrant’s U.S. Financial Statements to be included in the Form 20-F will include an emphasis indicating that there is material doubt about the Registrant’s ability to continue as a going concern.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Flavio Nicolay Guimarães	011-55-21	3131-2855
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that results of operations for the year ended December 31, 2015 will reflect a larger net loss compared to the net loss for the year ended December 31, 2014. Management is currently evaluating the impairment charges relating to its long-lived assets under U.S. GAAP and is currently unable to quantify the magnitude of any such impairment, if any. Any impairment would be recorded as an expense in the Registrant’s U.S. Financial Statements to be included in the Form 20-F and may result in a significant change in its results of operations.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act regarding the Registrant’s expectation that it requires additional time to file the Registrant’s 2015 Form 20-F. Such forward-looking statements, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. Such forward-looking statements include, but are not limited to, statements relating to the Registrant’s cash flow projections, anticipated impairment charges, the timing and outcome of the completion of the audit of the U.S. Financial Statements, the timing of the filing on Form 20-F and changes to the Registrant’s results of operations for the year ended December 31, 2015 as compared to December 31, 2014. The forward-looking statements contained in this Form 12b-25 are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of the Registrant’s control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including, among other things, the timing of the preparation of the U.S. Financial Statements and the timing and the risk that the completion and filing of the Registrant’s 2015 Form 20-F will take longer than expected. Except as required by law, the Registrant undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise.

Oi S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 3, 2016	By:	/s/ Flavio Nicolay Guimarães
		Name:	Flavio Nicolay Guimarães
		Title:	Chief Financial Officer